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Cannabics.com

October 20th, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

We are in receipt of your letter dated August 14th, 2015 regarding Cannabics Pharmaceuticals Inc. and the aforementioned filing. Below please find our respective responses:

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business, page 1

Regulations, page 7

1.	We note your response to comment 3 and we partially reissue. Please clarify the statement on page 6 that “this factor should not be discounted when assessing potential exposure in investing with our company.” In addition, as previously requested, please also revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

RESPONSE – The issuer herein submits alternative language, inclusive of similar language to that requested previously. The issuer strenuously continues to believe that the facts particular to its business operations simply do not avail themselves to the elements minimally necessary for “selling, aiding or abetting”, however proffers the following language regarding the FCSA.

“It is imperative for the reader of this report to recognize that the company itself does not manufacture, distribute, or dispense any controlled substances, including cannabis, rather it develops proprietary technologies that are then licensed for use by certified and governmentally approved manufacturers. However, as is well known, US Federal regulations continue to consider Cannabis a schedule 1 drug, meaning that it has no currently accepted medical use in treatment, and thus illegal under Federal US laws. As such, the company could be deemed to be at variance with the Federal Controlled Substances Act.”

2.	In addition, we note the added disclosure on page 6 that “it is assumed that any licensee of ours would be under certain state or federal regulations, which must be scrupulously adhered to.” Please reconcile with the disclosure on page 5 that your technology “is exempt from long and arduous pharmaceutical development processes.”

RESPONSE – There is no incongruity in the two statements you have noted, and hence no need to “reconcile”. These are two entirely separate matters involving separate entities which are not the same – the Issuer’s technology IS exempt from the “pharmaceutical development process” involving FDA Regulations as the Issuer is not creating a synthesized medical product for which it seeks FDA approval (that is the requirement for FDA oversight). The manufacturer on the other hand is manufacturing a 100% natural botanical (hence outside of any FDA regulation), but the manufacturer must comply with state or any federal health codes, and they possess such a license, that’s all. The state of Colorado has licensed the licensee per §12-43.3-404 CRS as a “Medical Marijuana Infused Product Manufacturer”. There is no other/further regulatory schema, period.

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 12 – Correction of an Error – Technology Rights, page F-16

3.	Please provide to us the journal entry that reflects the correct method of accounting for the transfer of the institutional knowledge. We see you have credited the capital accounts $150,000, but we do not see which account has been debited.

ANSWER - The journal entry for the $150,000- equity raise was against the cash tendered by Cannabics, Delaware, as such you will see that the cash account was debited in this same amount.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

4.	We note your response to comment 5 and we reissue the comment. Please clearly disclose the beneficial owners. In addition, to the extent your officers and directors are deemed the beneficial owners, please revise the amount and percent of the shares held by the officers and directors as a group to include the shares held by Cannabics Inc. Lastly, to the extent that Mr. Itamar Borochov may be considered a control person or a promoter of the company, please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K, or advise. See Item 404(d)(2) of Regulation S-K.

RESPONSE – For clarification purposes, there are no shares held by any Director or Officer in their own name, the only shares with any tangential connection are held in the one certificate of “Cannabics Inc.” We have updated our response to enumerate all Directors’ and Officers’ holdings (through Cannabics Inc.). For review purposes, I have placed said section again below. Additionally, aside from the one transaction regarding the technology transfer with Cannabics Delaware, neither Mr. Borochov (nor anyone else from the Issuer) has had any related party transaction which would involve 404© disclosure requirements.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage of class
Cannabics Inc. *	88,289,594	88.3%
Dr. Zohar Koren	88,289,594	88.3%
Dr. Eyal Ballan	88,289,594	88.3%
Itamar Borochov	88,289,594	88.3%
All directors and executive officers, as a group	88,289,594	88.3%

Our 3 Directors Dr. Zohar Koren, Dr. Eyal Ballan, and Itamar Borochov are also Directors of Cannabics, Inc. The mailing address for all directors, executive officers and beneficial owners of more than 5% of our common stock is #3 Bethesda Metro Center, Suite 700, Bethesda, Maryland, 20814.

*The Directors of the Company hold positions in Cannabics, Inc., the majority holder. The relative positions of Cannabics, Inc. are listed below:

Shareholder	Common Stock	% Issued
Zohar Koren	235	22.82%
Eyal Ballan	235	22.82%
Shay Avraham Sarid	235	22.82%
Itamar Borochov	235	22.82%
Seach Sarid Ltd.	40	3.88%
Ariel Kirtchuk	25	2.43%
Eyal Bar-ad	25	2.43%
Total	1,030	100.00%

Signatures, page 21

5. We reissue comment 6. Please amend the filing to include the signature of your principal financial officer, and principal accounting officer or controller. Refer to General Instruction D(2)(a). The signatures should clearly reflect each capacity in which the individual is signing.

RESPONSE – We have revised the filing to include the signature of Mr. Dov Weinberg, our CFO per (D)(2)(a).

Other Exchange Act Reports

Forms 10-Q

6. Please tell us how you plan to revise the interim financial statements to give effect to the error in accounting for the Technology Rights.

RESPONSE – We are now working on the revisions to the previous financial statements filed sequentially since this 10-K to accurately reflect the IP accounting on a cost basis for the technology rights, as noted in our 8-K 4.02 filed October 13th, 2015.

Form 8-K

7. Please file an Item 4.02 Form 8-K for the error correction.

RESPONSE – Please note said 8-K was filed October 13th, 2015.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

/s/ David E. Price
David E. Price, Esq.
Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.